Have Not Films

A Washington C Corporation
http://www.havenotfilms.com

$1,000,000 MAXIMUM OFFERING
$50,000 MINIMUM OFFERING

OFFERING PRICE: $ $7 per Share
Common Equity Offered
$100 MINIMUM INVESTMENT

REGULATION CROWDFUNDING OFFERING

THESE ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK. PLEASE REVIEW ALL RISK FACTORS CONTAINED IN THIS OFFERING MATERIAL.

GrowthFountain Capital LLC is acting as the funding portal in this offering of securities in reliance on section 4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)). To participate in this offering, you must open an account at www.GrowthFountain.com.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document, or the completeness of any information contained herein or listed with the funding portal. These securities are being offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. GrowthFountain Capital LLC and its affiliates are not making any investment recommendation in connection with making this offering material available to you.

The date of this offering material being listed on the funding portal at www.GrowthFountain.com is Thu Feb 02 2017 09:50:31 GMT-0500 (Eastern Standard Time)

OVERVIEW INFORMATION

Issuer Information
Name of issuer:
Have Not Films
Entity Form:
C Corporation
Jurisdiction of Organization:
Washington
Date of Organization:
2015-10-29
Physical address:
113 Cherry St #43598 Seattle WA 98104
Website address:
http://www.havenotfilms.com
Intermediary Information
Intermediary:
GrowthFountain Capital, LLC
CIK Number:
0001668506
SEC File Number:
007-00028
CRD Number:
283380
Funding Portal Address:
www.GrowthFountain.com
Compensation to Intermediary:
6% of the closing amount raised + pass-through and registration fees
Ownership interest by Intermediary:
None

The Security Offering
Type of security offered:
Common Equity
Voting rights:
No
Minimum target number of securities being offered:
10000
Price of security:
$5
Minimum target amount of offering:
$50,000
Oversubscription allowed:
Yes

Allocation method of oversubscription:
First Come First Serve
Maximum amount of offering:
$1,000,000
Deadline to reach target amount:
180 days from filing date

INTRODUCTORY NOTICES

Offering Made Pursuant To Regulation Crowdfunding
This offering material, including all the exhibits attached hereto (collectively, the "Material")
describes the terms relating to an offer and sale of securities to qualified investors consistent with
the rules and regulations of Regulation Crowdfunding (17 CFR §227). Have Not Films , a Washington
C Corporation (the "Company"), is offering up to **200,000** shares of Common Equity (the "Shares") at
an offering price of $ $5 per Share for a maximum aggregate offering price of $1,000,000
The Company has established a minimum offering of at least **10,000** Shares for a minimum
aggregate offering price of $50,000 (the "Offering"). If the sum of the investment commitments
does not equal or exceed this minimum target amount at the Offering deadline, no securities will be
sold in the Offering, investment commitments will be cancelled and committed funds will be
returned, less any fees incurred, without accrued interest. There can be no assurance that the
minimum number of the Shares offered will be subscribed for and therefore these if no guarantee
that this Offering will be completed.
The minimum subscription by an investor is a $100 investment. Each investor interested in
participating in this Offering must register at www.GrowthFountain.com. The website
GrowthFountain.com (the "Platform") is operated by GrowthFountain Capital LLC (the "Intermediary"
) which is registered with the U.S. Securities Exchange Commission (the "SEC") as a funding portal
and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Intermediary is
the exclusive listing agent and funding portal for this Offering and is acting in reliance on section
4(a)(6) of the Securities Act of 1933 (15 U.S.C. 77d(a)(6)).

Crowdfunding Investments Are Risky
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you
can afford to lose your entire investment. In making an investment decision, investors must rely on
their own examination of the issuer and the terms of the offering, including the merits and risks
involved. The securities being offered in this Offering are not insured by the Federal Deposit
Insurance Corporation, are not guaranteed by any bank and may lose their entire value. The
securities being offered will have transfer restrictions during the one-year period beginning when the

Shares are issued. In addition, there is no ready market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares.

This Material contains significant additional disclosure of investment risks to be reviewed by each potential investor. Each investor should review all of the risks related to this Offering prior to making a commitment to invest in the Shares.

No Investment Advice is Being Provided

This Material contains statements by the Company which have not been independently verified. The Intermediary has not performed an independent assessment of any of these statements and the Intermediary is not providing any investment advice in connection with making this Material available on its Platform.

Some of the Company's statements in this Material may be forward-looking. Projections relating to the Company's future performance are subject to a high degree of uncertainty. Actual results can be expected to vary from the results projected and such variances may be material. Prospective investors must not to construe the contents of this Material as legal, business, tax or investment advice. Each investor in any securities should consult their own attorney, business advisor and tax advisor as to the legal, business, tax and related matters concerning this Offering.

These securities have not been recommended or reviewed by any federal or state securities commission or regulatory authority and these authorities have not passed upon the accuracy or adequacy of this Material. FINRA and the SEC do not pass upon the merits of any securities offered and they are not providing any endorsement or investment advice related to this Offering. The Shares are being offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration. There may be a risk that the Shares will fail to qualify for this exemption due to actions taken by the Company that are not properly disclosed. The Intermediary has not investigated or verified the information provided by the Company and neither has any regulatory authority, so each investor must perform their own assessment of the information contained in the Material prior to relying on the Company for its completeness and accuracy.

Changes Are Possible In Certain Circumstances

The Company reserves the right to modify any of the terms of the Offering at any time before the Offering closes. However, if any material changes are made, each investor will be notified and will be required to reconfirm their investment commitment within 5 days of such notice or their entire investment commitment shall be cancelled. Investors are also given the right to terminate an investment at any time prior to 48 hours from a notified closing date. Additional details on the procedures involved with this Offering are contained later in this Material. Additional information relating to this Offering, including communication channels allowing investors to pose questions and receive answers, is available through the Intermediary on the Platform at https://growthfountain.com/564

DESCRIPTION OF THE ISSUER'S BUSINESS

The Company
Have Not Films , was organized on 2015-10-29 , as a Washington C Corporation The Company's headquarters is located 113 Cherry St #43598 Seattle WA 98104 The Company's website is http://www.havenotfilms.com .

Business Overview
Have Not Films (HNF) is a full-spectrum, narrative entertainment company. We work with filmmakers across the world to create movies, TV shows, VR, and other entertainment experiences across various multimedia platforms. And we want to offer you a chance to own a piece of it.

The Jobs Act created the possibility to obtain the direct support of the audience for whom we are producing content to entertain. Raising money and connecting to our fans was an opportunity we could not pass up. All of this happens at a time when production companies and fans are uniting to make entertainment history, we feel we are in a great position to be a part of that movement.

Business Plan
Please refer to the copy of the Company's business plan which is attached as Exhibit A hereto. Have Not Films, Inc. (HNF) was formed in 2015 to specialize in the development, packaging, and distribution of motion pictures for global theatrical, television, and digital-delivery markets. The partners of HNF possess the combined industry experience to promote and sell motion picture content that covers the full spectrum of genres, budgets, and delivery mechanisms. Strong, dramatic story lines that attract A-list talent are the backbone to successful films, and our dynamic and diversified portfolio of projects will maximize ROI for our investors and keep audiences coming back year after year.

HNF will make money writing, producing, and distributing films, animation, and graphic novels. We will sell these completed films, graphic novels, and animation through all available media distribution platforms across the world and whenever possible directly to our fans.

We will also design and produce apparel, toys, and other forms of merchandise. We will also provide graphic design, film development, and film development services.

HNF will group award-winning screenwriters, producers, and graphic designers under one roof, to create quality content more efficiently. While other companies usually contract these creatives, we will have the unique ability to create content less expensively, maximizing cash flow and accelerating development and ultimately ROI.

Our ultimate advantage will be an international community of fans with a shared interest in our success that will assist in promoting content and generating critical buzz that we believe will translate into sales at the box office and other media platforms.

MANAGEMENT & MATERIAL PERSONS

Specific biographical information on each of the Company's officers and members of its Board of Directors of is attached as Exhibit C. Exhibit C contains information on the last three years of employment and supplements the information summarized below. The Company has confirmed that no officer, director or 20% shareholder would cause a violation of Rule 503(a) of the Crowdfunding Regulations (17 CFR §227.503).

Number of Total Employees
Full time employees: 1
Part time employees: 4

Officers
The following information has been provided by the Company as true and correct regarding each of the Company's officers. For purposes of this Form C, the term "officer" means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Officer Name	Tenure	Title and Responsibilities
Erik Bernard	2015-01-01	CEO/President Principal Financial Officer/Treasurer Controller/Principal Accounting Officer CEO
Denise Bernard	2015-01-01	Secretary
Jerry Mitchell	2016-01-01	Assistant Secretary Chief Legal Counsel

Wayne Robinson	2016-01-01	Vice President

Board of Directors

The following information has been provided by the Company as true and correct regarding each of the Company's directors (and any person performing a similar function):

Director Name	Dates of Board Service (Year Begin)	Principal Occupation + Employer & Start Date
Erik Bernard	2016-12-01	United States Army Officer Have Not Films CEO 2015-10-01
John Hoernschemeyer	2016-12-01	Director of Operations HNF Europe 2016-12-01
Wayne Robinson	2015-01-01	Graphic Designer for NBC 2015-01-01
Courtney LeMarco	2016-12-01	CEO of The LeMarco Group Director of TV Development 2016-12-01

20% Holders

The following information has been provided by the Company as true and correct regarding each person who owns twenty percent (20%) or more of the Company's outstanding voting equity securities calculated on the basis of voting power.

Name of Holder	Class of Securities	Number Held	% of Voting Power
Erik Bernard	Common Stock with Voting Rights	920000	92

The Company has confirmed that the information above is accurate for the period spanning 120 days prior to the date of filing of this Material. For any calculation above of total voting power, all securities are included for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held

by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they are included as being "beneficially owned." For any calculation of outstanding voting equity securities, all outstanding options are assumed to be exercised and all outstanding convertible securities converted.

Related Party Transactions

The Company is disclosing certain related party transactions below arising from any of the transactions occurring in the Company's last fiscal year. As used here, the term "related party" includes: (1) any director or officer of the Company; (2) any person who is, as of the most recent practicable date, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (3) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (4) any immediate family member of any of the foregoing persons. Only those transactions are listed in which the related party had or is expected to have a direct or indirect material interest in such transaction, and the list includes transactions with entities under common control with the issuer. As used here, the term "transaction" includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. Where it is not practicable to state the approximate amount of the interest, the amount involved in the transaction has been approximated. Those transactions with a related party having a direct or indirect material interest:

Specified Person	Relationship To Issuer	Nature of Transaction	Amount of Interest
Erik H. Bernard	CEO	Issued 920,000 shares of Common Stock with Voting rights with $29,425 of capital previously invested into the company, development of HNF and the assignment of $715,000 in representation of assigned intellectual property to the company.	744425
Wayne Robinson	Vice President	Issued 50,000 shares of Common Stock with voting rights with investment of sweat equity into the development of HNF.	250000
Adrian G. De La Pena	Consultant	Issued 10,000 shares of common stock with voting rights with investment of sweat equity into the development of HNF.	50000
John Hoernschemeyer	Director of Operations HNF	Issued 10,000 shares of common stock with voting rights with investment of sweat equity into the	50000

	Europe	development of HNF.
Jerome Mitchell	Chief Legal Counsel	Issued 10,000 shares of common stock without voting 50000 rights with investment of sweat equity into the development of HNF.

The term "immediate family member" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a co-habitant occupying a relationship generally equivalent to that of a spouse.

PROCEDURE FOR PURCHASING SECURITIES

Minimum Commitment and Closing Date

To participate in this Offering, each investor must purchase securities in a minimum dollar amount equal to 100 .   The securities are being offered until Tuesday, August 01, 2017, unless notice is provided to investors at least five (5) business days prior to any change in such date. The Company reserves the right to change the closing date with such notice and with a minimum twenty-one (21) day period in which to carry out the offering.

Account Opening Requirement

If a potential investor is interested in participating in the Offering, such investor must first open an account with the Intermediary by registering at www.GrowthFountain.com. During such registration process, the Intermediary may request financial information to determine investor's eligibility and may require the acceptance of certain terms and conditions applicable to investor's use of the Platform. In addition, prior to communicating any investment commitment, each investor must (a) consent to electronic delivery of materials, (b) provide a representation that such investor has reviewed the educational material available from the Intermediary delivered pursuant to Rule 302 of Regulation Crowdfunding, (c) provide a representation that such investor understands that the entire investment amount may be lost and that such investor could bear such loss, (d) complete a questionnaire demonstrating such investor's understanding that there are limitations on cancelling an investment commitment and that it may be difficult to resell securities acquired in this Offering. Each potential investor is subject to investment limitations established by the Securities Act (15 USC 77d(a)(6)(B)) and Regulation Crowdfunding (17 CFR 227.100(a)(2)).

Offering Process After Registration

Each Offering is listed on the Platform for a minimum of twenty-one (21) days and the Offering period may extend beyond such twenty-one days if set forth in the Material or each investor is properly notified. During that period (or later if the investor is notified of a change), the Company must aggregate investor commitments that are equal to or greater than the Offering minimum target amount. The process generally involves the following steps: (1) an investor registered on the Platform identifies a desired offering and communicates an investment commitment to purchase securities in such offering by completing a subscription agreement; (2) the Intermediary confirms the investor's eligibility to participate in the Offering; (3) the investor transfers the funds required to purchase the offered securities to the Intermediary's designated third-party FDIC insured depository (4) once the targeted minimum offering amount is achieved or exceeded through investor commitments collectively, the issuer would be able to close the transaction on the original target closing date or an earlier date with at least five business days prior notice to the investors; and (5) the subscription agreement will be countersigned by the issuer; and (6) the funds would be released by the third-party depository to the issuer, less any required fees sent to the Intermediary, and the issuer would issue the securities to the investor.

Method for Investor Cancellation of a Commitment

Investors may cancel an investment commitment at any time up until forty-eight (48) hours prior to the applicable closing date. The process for any such cancellation is for the investor to log onto the Platform and indicate a cancellation by selecting such option in connection with the applicable offering once they have logged into their account and accessed their investor dashboard. With respect to specific scenarios: (1) if the target minimum offering amount is not met prior to the target closing date, then the Intermediary will automatically cancel all investment commitments and notify each investor of the return of their respective funds, (2) if the issuer reaches the target minimum offering amount prior to the deadline identified in the offering materials, then it may close the offering early (if it provides notice about the new offering deadline at least five business days prior to such new offering deadline) provided that the investor would be able to cancel the investment commitment before the 48-hour period prior to the new offering deadline, (3) if the issuer notifies the investor of a material change to an offering, then the investor must reconfirm their investment commitment after the material change is made to the offering, or such investor's investment commitment will be cancelled and the committed funds will be returned. In any situation where a return of investor commitments is triggered, such funds will be returned without any accrued interest and less any fees incurred.

Method for Delivering the Securities

The issuer will record all investments in book entry form so that no certificates would be delivered. The fully executed Subscription and Purchase Agreement relating to the Offering will serve as a written record of the transaction and will be available on the Platform via the investor dashboard.

The investor will also receive email confirmation of the successful closing of the Offering, which will confirm the number of securities purchased and the amount paid.

Use of Third Party Services

Each investor commitment made in connection with the completion of a Subscription Agreement will be held in a depository account maintained for the benefit of investors. The Intermediary will not hold any investor funds or issuer securities in connection with this Offering.

Use of Communication Channel

The Intermediary makes available on the Platform certain communication channels by which registered users can communicate with representatives of the Company. While any person can view the postings made within the communication channel, only registered users can post questions or comments. Investors have the opportunity to use the communication channels in connection with their evaluation of the securities in this Offering to support their diligence effort and to clarify any information provided in the Material. The Intermediary is not serving as an agent or representative of the Company in connection with the operation of the communication channels and is not providing any investment advice through the communication channels. All promoters and representatives of the Company participating in the communication channels on the Platform are required to disclose their relationship with the Company.

Intermediary Compensation

The Intermediary will be compensated a dollar amount equal to 6% of the total Offering amount if the Offering is successfully completed and closed. Such compensation is paid only if the Company's total Offering proceeds meet or exceed the target minimum offering amount indicated in this Material. Additionally, the Company reimburses the Intermediary for certain fees that the Intermediary passes through to the Company, such as the costs related to performing background checks and establishing an FBO Account. These fees are one-time fees and are not dependent on the success of the Offering. In total, the Intermediary will receive, directly or indirectly, a dollar amount equal to the sum of all the following: (a) a transaction fee equal to 6% of the total amount of monies raised in the Offering for the purchase of securities offered by the Company, payable upon success, (b) a registration and processing fee equal to $500 payable upon registration, and (c) a participation fee equal to $10 committed to by the investor. Participation fees that are attributable to each investor are not included in any calculation of total Offering amount.

Conditional Commitment

Purchase of the securities offered in this Offering shall be made pursuant to the execution of a Subscription Agreement available on the Platform, which contains, among other things, certain

representations, warranties and covenants. The Company must secure investor commitments that equal or exceed the minimum target amount for the Offering prior to the applicable closing date, or the Offering will be canceled and investor funds committed in connection with the Offering will be returned. An investor commitment is conditional after being made, but only up until the time that is 48 hours before the applicable closing date. For the 48-hour period prior to the applicable closing date, investor commitments may not be cancelled by the investor but in certain circumstances may still be returned (e.g. if the target minimum amount is not met).   As a reminder, investors are required to reconfirm their investment commitment   after receiving notice of a material change to the Offering. If an investor takes no action to reconfirm the investment commitment after the Company notifies the investor of a material change, the commitment will be cancelled and funds relating to that Offering returned, less any fees incurred, without any accrued interest.

Jurisdictional Coverage
Jurisdictions in which the issuer intends to offer the securities include the following: AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, WA, WV, WI, WY, PR, GU, VI, NMI, AS
Canadian Jurisdictions: AB, BC, MB, NB, NL, NS, ON, PE, QC, SK, YT, Canada [Federal Level]

CAPITAL STRUCTURE OF THE ISSUER

Description of the Issuer's Existing Securities
The outstanding and authorized amounts of the Company's existing securities are identified in the table below. Please note that the Company has indicated that this table includes (a) all instruments that could convert into securities such as convertible debt, (b) securities that are reserved for issuance upon exercise or conversion such as an option plan and (c) any other instruments that could be expected to impact the capitalization of the Company.

Class of Security	# Authorized	# Outstanding	Voting Rights
Common Stock	1300000	1000000	Yes
Common Stock	500000	0	No

DESCRIPTION OF SECURITIES OFFERED

General Terms
The type of security being offered is non-voting shares of our common stock. This means purchasers of the Shares will have no voting rights whatsoever. Each investor is responsible for understanding the Company's governing documents and can use the communication channels on the Platform to request clarification or additional information.

Common Stock
The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Common Stock set forth in the Company's charter documents as well as the terms of the Subscription Agreement. The securities in this Offering are non-voting common stock. Dividends upon the capital stock of the Company, if any, subject to the provisions of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. The Company does not anticipate issuing any dividends in the near term.

Voting Rights and Limitations
The Shares have no voting rights and will be excluded from all voting. Additionally, the Shares have no liquidation or preference rights. The rights of shareholders may be modified by a change to the Company's governing documents.

Restrictions on Transfer of Shares
Consistent with Subpart E of Regulation Crowdfunding (17 CFR 501), securities issued in this Offering pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to a limited group including (a) to the Company, (b) to an accredited investor, (c) as part of an offering registered with the SEC, or (d) to a family member, trust or equivalent. In connection with any participation in this Offering, each potential investor may be required to agree not to dispose of or otherwise sell or transfer any of the Shares, until there is in effect a registration statement under the Securities Act covering such proposed disposition or if such disposition will not require registration under the Securities Act.

Distinguishing the Securities
Differences between the securities being offered and the other classes of securities:

The securities being offered or non-voting shares that allow the economic participation in The Company without voting rights.

Ability of one class of security to materially limit, dilute or qualify the rights of another class:
There is one class of common stock that is differentiated by voting and nonvoting rights. All common stock being sold during this offering is non-voting. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay (i) first to the creditors and bondholders any amounts due and payable to them in connection with a Dissolution Event under the Company's certificate of incorporation and (ii) second an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Common Stock by reason of their ownership thereof.

Ability of any principal shareholders to affect the purchasers of the securities being offered:
As holders interest in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company or change the management of the Company. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Valuation of the Securities

The offering price of the securities in this Offering has been established by the Company and does not necessarily bear any specific relation to the assets, book value or potential earnings of the Company or any other recognized criteria of value. The Shares have not been registered under the Securities Exchange Act of 1934 and have not been traded or quoted on any exchange or quotation system. There is no public market in which shareholders may sell their Shares, and there can be no assurance given that such a market will ever develop. The securities offered hereby are restricted by law and the ability to transfer and interests in the Shares is severely limited.
Method by which the offered securities are valued:
Other
Have Not Films used a combination of independent CPA review and market value analysis of current intellectual property inventory to determine valuation.

USE OF PROCEEDS

The Company intends to apply the proceeds of this Offering substantially as set forth herein, subject to reallocation by management as it deems in the best interests of the Company. The actual use of proceeds of this Offering is subject to the discretion of management and the board of directors, and may include general corporate purposes.

HNF will make money writing, producing, and distributing films, animation, and graphic novels. We will sell these completed films, graphic novels, and animation through all available media distribution platforms across the world and whenever possible directly to our fans.

We will also design and produce apparel, toys, and other forms of merchandise. We will also provide graphic design, film development, and film development services.

HNF will group award-winning screenwriters, producers, and graphic designers under one roof, to create quality content more efficiently. While other companies usually contract these creatives, we will have the unique ability to create content less expensively, maximizing cash flow and accelerating development and ultimately ROI.

Upon raising our minimum funding goal of $50,000, we will use proceeds to attach critical talent, and secure financing for two (2) feature films and launch our comic book line.

Upon Raising $250,000, we will use this investment to attach critical talent and secure financing for up to two (2) feature films, launch our comic book line, and produce an animation series.

Upon Raising $500,000, we will use this investment to attach critical talent, and secure financing for three (3) feature films and launch our comic book line.

Upon Raising $1,000,000, we will use this investment to attach critical talent and secure financing for up to four (4) feature films, launch our comic book line, and produce an animation series.

The following table reflects our anticipated estimated use of proceeds:

	MINIMUM RAISE ACHIEVED		MAXIMUM RAISE ACHIEVED	
Category	**Estimated Dollar Amount**	**Percentage of Proceeds**	**Estimated Dollar Amount**	**Percentage of Proceeds**
Total Proceeds	$50,000			
			$1,000,000	
Commissions and Broker Expenses	3000	6.00%	60000	6.00%
Misc. Offering Costs (Legal)	0	0.00%	0	0.00%
Misc. Offering Costs (Marketing)	0	0.00%	0	0.00%
Misc. Offering Costs (Admin)	0	0.00%	0	0.00%
Less: Offering Expenses	$3,000	6.00%	$60,000	6.00%
Salaries, Benefits and Wages	6000	12.00%	63000	6.30%
Product Development	25000	50.00%	845000	84.50%
Marketing	10000	20.00%	20000	2.00%
Operations (Data, Hosting, Fees)	2000	4.00%	4000	0.40%
Travel, Conferences and Events	4000	8.00%	8000	0.80%

Total Use of Net Proceeds	$47,000	94.00%	$940,000	94.00%

FINANCIAL CONDITION

References to the future financial condition of the Company may contain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve uncertainties and other factors which may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual operating results may be affected by various factors including, without limitation, changes in national economic conditions, competitive market conditions, uncertainties related to government regulation, and actual versus projected timing of events, all of which may cause such actual results to differ materially from what is expressed or forecast in this Material. For purposes of this section, any reference to the Company includes its predecessors, if any. The Company's actual results may differ materially from those discussed herein.

Prior Operating History
The following describes the operating history of the issuer with a focus on whether historical results and cash flows are representative of what investors should expect in the future.

	Most Recent Fiscal Year End	**Prior Fiscal Year End**
Total Assets	$715,000	$325,000
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$100,000	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0

Revenues/Sales	$0	$0
Cost of Goods Sold	$8,864	$0

Results of Operations

The following is a description of the financial condition of the Company, including any items that have had a material impact on the Company, for each year when financial statements are provided. This discussion also includes an identification of any known material changes or trends in the financial condition and results of operations of the Company during any time period subsequent to the period for which financial statements are provided.

Capital Resources:

Have Not Films has financed our operations through capital investment from the founders which consisted of:

$15,000 in February 2016 to Reel King Media LTD in the UK to finance our first international production titled Harbour which is in post-production being prepared for sale during the 2017 international film market.

$14,425 from March 2016 to October 2016 to cover operating cost and proof of concept film productions.

Historical Results of Operations:

As an early-stage company, we have invested heavily in development and key alliances within the film, animation, graphic novel, and animation industry. We expect to record our first profits in the fourth quarter of 2017.

Have Not Films has a coproduction agreement with Project 8 Films to produce the film Space Racer. The contract outlines terms for the purchase of the feature script Space Racer from Have Not Films for $300,000. This money will be paid to HNF once the film has received 30% equity investment to trigger the funding sequence.

Additionally, Have Not Films owns the intellectual rights to the 11 screenplays properties titled. Shaolin WC a.k.a. Legacy of The Dragon, 10th Moon Volume:1, Free Dead or Alive, Hound of Ulster, Flame That Burns, The Book of Names, Secret in The Bayou, Two Weeks Before Never and Warrior

and The Beast.   Have Not Films currently retains full rights to merchandising, graphic novels, and animation for all the properties listed above.

Have Not Films owns 30% of the screenplay titled Modified and full owner of the graphic novel titled Modified.

HNF has a total of 11 intellectual properties which we have used to the writer guild's minimum of approximately $65,000 for original screenplays to value HNF's inventory at $715,000. (The rate table can be viewed using the link below)
http://www.wga.org/uploadedFiles/writers_resources/contracts/min2014.pdf

Material Indebtedness
The Company has indicated that it has no outstanding material indebtedness.

Previous Issuer Offerings
The Company has indicated that it has not conducted any prior exempt offerings in the past three years.

Financial Statements
The issuer's financial statements are attached as Exhibit B.
For an offering conducted in the first 120 days of a fiscal year, the financial statements provided may be for the two fiscal years prior to the issuer's most recently completed fiscal year; however, financial statements for the two most recently completed fiscal years must be provided if they are otherwise available. If more than 120 days have passed since the end of the issuer's most recently completed fiscal year, the financial statements provided must be for the issuer's two most recently completed fiscal years.

CROWDFUNDING RISK FACTORS

An investment in the Company's securities involves substantial risk. Prospective investors should carefully consider the risk factors referred to in this Material. An investor should not invest any funds in the Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. The Shares have not been recommended or reviewed by any federal or state securities commission or regulatory authority. There is no ready

market for the sale of the Shares and it may be difficult or impossible for an investor to sell or otherwise dispose of the Shares.

Risks from Relying on Issuer Supplied Information

There is the risk that some of the information supplied by the Company may be inaccurate. The management of the Company has provided all of the information stated in this Material without any third party verifying or investigating such information. The Company makes no express or implied representation or warranty as to the completeness of this information or, in the case of projections, estimates, future plans, or forward looking assumptions or statements, as to their attainability or the accuracy and completeness of the assumptions from which they are derived. It is expected that each prospective investor will pursue their own independent investigation. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected.

Risks as a Minority Holder

Purchasers of a minority ownership have risks relating to limited control, limited information and limited rights. Minority owners have no control over the marketability and value of their purchased securities and they may be required to hold onto their minority ownership position for an indefinite period. Additionally, minority owners must address the following risks:

Minority owners have no right to participate in any management decisions of the Company or the day-to-day operations. There is the risk that the majority owners make decisions or take actions that a minority owner thinks is bad for the Company.   A minority owner has limited ability to influence the governance and operations of a Company.

Minority owners have limited rights to information beyond those filings that are required by law to be made available. There is the risk that minority owners may be denied immediate information about the Company's performance or corporate affairs.

Minority owners have limited rights, if any, to demand current distributions from an operating business. Majority owners likely have the right and power to avoid making any distributions of profits at their discretion. There is also the risk that the management of the Company pursues a spending plan that causes the Company not to generate any profits to be distributed.

Minority owners have limited rights, if any, to have their interest bought out. There is the risk that a minority owner will want to sell their interest and they will have no right to force the Company to buy them out. There will also be liquidity risk if there is no secondary market for the Company's securities.

Minority owners have limited input into fundamental corporate changes such as sale of the Company. There is a risk that a sale could be structured in a way to avoid certain payouts to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Minority owners may have interests that are different than shareholder-officers or shareholders that are part of the management team of the Company. There is the risk that minority owners perceive a conflict of interest if, for example, the managers that are shareholders receive a significant raise.

Additionally, there is the risk that a minority owner will want to remove a manager or board member but have no independent power to do so.

Risks Regarding Corporate Actions

The Company may take certain corporate actions that could impact investors that purchase the Shares.

Regarding the additional issuances of securities, there is the risk that an investor has their ownership percentage diluted if, for example, the Company decides to raise additional amounts in the future. There is also the risk that an investor is excluded from the opportunity to participate in future fund-raising so that they are unable to maintain their ownership percentage.

Regarding the authorization of new securities with different rights, there is the risk that a future investor is able to obtain rights that are superior to the rights afforded to the purchasers of the security available in this offering.

To the extent that there is ever an offer to repurchase the Shares by the Company, there is the risk that investors may feel pressured to sell their Shares to the Company without fully participating in or capturing the potential increase in value of such Shares.

Regarding a sale of the Company or of assets of the Company, there is the risk that any such transaction fails to maximize the value of the Company's securities. The investor will be required to rely on the business judgement of the management team and the Board of Directors of the Company so there can be no guarantee that the investor will receive the full market value of their Shares

Regarding transactions with related parties, there is the risk that the Company is placed in a position that creates the possibility of a conflict of interest. The Company may choose to participate in transactions with affiliates and related persons, with limited disclosure required to investors.

Risks from an Investment in Securities

This Offering is being made on a conditional basis with no minimum number of Shares guaranteed to be sold. The Company has not engaged the services of an underwriter with respect to the Offering, and there is no guarantee that the minimum required amount of proceeds will be realized by the Company.

The Shares are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Shares is not guaranteed, and the Shares could become worthless. Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Shares will be required to represent that it is purchasing such securities for its own account for investment purposes and not with an intention to resell or distribute. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. There is currently no public market for the Company's securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of their investment.

Risks from Uncertain Capital Needs

The Company believes that the net proceeds of the Offering will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long-term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.

Risks from Relying on an Exemption from Registration

The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

ISSUER-SPECIFIC RISK FACTORS

MARKET AND CUSTOMER RISK FACTORS

Film Business

HNF is in the organizational stage and is subject to all the risks incident to the creation and development of a new business, including the absence of a history of operations and minimal net worth. In order to prosper, the success of HNF will depend partly upon the ability of management to produce a film of exceptional quality at a lower cost which can compete in appeal with higher-budgeted films of the same genre. In order to minimize this risk, management plans to participate as much as possible throughout the process and will aim to mitigate financial risks where possible. Fulfilling this goal depends on the timing of investor financing, the ability to obtain distribution contracts with satisfactory terms and the continued participation of the current management.

The theatrical success of a motion picture remains a crucial factor in generating revenues in other media such as videocassettes and television. Due to the rapid growth of technology, shifting

consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible for HNF to predict the overall effect these factors will have on its potential revenue and profitability.

The entertainment industry in general, and the motion picture industry, in particular, are continuing to undergo significant changes, primarily due to technological developments. Although these developments have resulted in the availability of alternative and competing forms of leisure time entertainment, such technological developments have also resulted in the creation of additional revenue sources through licensing of rights to such new media, and potentially could lead to future reductions in the costs of producing and distributing motion pictures. Although, Have Not Films (HNF) has based our business model on the use of these new technologies there is no guaranty these new technologies will provide HNF with profitability.

Investment in the film industry is highly speculative and inherently risky. There can be no assurance of the economic success of any motion picture since the revenues derived from the production and distribution of a motion picture depend primarily upon its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, general economic factors and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

Our valuation was set by the offices of Simon and Dietz and is analysis of projected future income.

FINANCIAL RISK FACTORS

OPERATIONAL RISK FACTORS

We have a limited operating history upon which you can e valuate our performance.

We have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base.

We plan to implement new lines of business or offer new products and service.

In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Incidents of hacking, identity theft, cyberterrorism or climate change may adversely impact our operations.

Our business operations may at times be dependent upon digital technologies, including information systems, infrastructure and cloud applications. The U.S. government has issued public warnings that indicate that such business information technology might be susceptible to cyber security threats, including hacking, identity theft and acts of cyberterrorism. Additionally, our critical systems may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems, whether man made or acts of nature. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. As cyber incidents continue to evolve and as severe weather related events become more extreme, we may be required to expend additional resources to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

Certain future relationships have not been established and existing relationships are not guaranteed to endure.

HNF has established and will establish certain relationships with others. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to investors could be adversely affected.

Our advertising and marketing efforts may be costly and may not achieve desired results.

Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

COMPETITIVE RISK FACTORS

PERSONNEL AND THIRD PARTY RISK FACTORS

In order for the Company to compete and grow, it must attract, recruit and develop the new personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

LEGAL AND REGULATORY RISK FACTORS

We rely on various intellectual property rights in order to operate our business and these rights may be challenged.

The Company's intellectual property rights may not be sufficiently broad and may notprovide a significant competitive advantage. The steps that the Company has taken to maintain and protect its intellectual property may not prevent it from being challenged, invalidated or circumvented. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. The Company's failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect its intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact the Company's competitive position and results of operations'.

MISCELLANEOUS RISK FACTORS

ELIGIBILITY INFORMATION

General Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering.

The issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

The issuer has filed with the SEC and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required).

The issuer is *not* ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

The issuer is *not* subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

The issuer is *not* an investment company registered or required to be registered under the Investment Company Act of 1940

The issuer is *not* a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Filing Eligibility

The Company has certified that neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

No Disqualifications

The Company has reviewed the statements below relating to Rule 503(a) of Regulation Crowdfunding. **The Company understands that if any of these statements are NOT true, then the Company is NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

When reviewing the statements below, the Company has evaluated whether these statements are applicable to the Company and has also evaluated whether the statements apply to: any predecessor of the issuer; any affiliated issuer; any director, officer, general partner or managing member of the issuer; any beneficial owner of 20 percent or more of the issuer's outstanding voting equity

securities, calculated on the basis of voting power; any promoter connected with the issuer in any capacity at the time of such sale; any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities; or any general partner, director, officer or managing member of any such solicitor (collectively, each of the aforementioned are referred to as an " Covered Person ").

(1) The Company has confirmed that no Covered Person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security;

involving the making of any false filing with the Commission; or

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) The Company has confirmed that no Covered Person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such Covered Person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security;

involving the making of any false filing with the Commission; or

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) The Company has confirmed that no Covered Person is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from association with an entity regulated by such commission, authority, agency or officer;

at the time of the filing of this offering statement bars the person from engaging in the business of securities, insurance or banking; or

at the time of the filing of this offering statement bars the person from engaging in savings association or credit union activities; or

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

For purposes of the statement above, the term "final order" means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

(4) The Company has confirmed that no Covered Person is subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

places limitations on the activities, functions or operations of such person; or

bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) The Company has confirmed that no Covered Person is subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

Section 5 of the Securities Act.

(6) The Company has confirmed that no Covered Person is or has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

 (7) The Company has confirmed that no Covered Person filed, or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the SEC that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) The Company has confirmed that no Covered Person is subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations

OTHER MATTERS

Additional Material Disclosure

The issuer has opted to include the following information that may be deemed material to investors in connection with this offering. The issuer is also providing the following information to reduce the

possibility that any of the required statements are misleading, in light of the circumstances under which they are made.

Please see Financial Report Note 5 for disclosure on existing Joint Ventures.

Each Film will have variables that will require Have Not Films to address the needs of actors, directors, and producers that will create ROI structures unique to every production. Have Not Films will utilize its ownership of the produced Intellectual Property to secure the best possible ROI positions for each project.

These variables include but are not limited to Directors, Producers, and Actors that require more participation in sales, distribution, and equity ownership in the IP which will consequently alter the ROI structure for each project.

To the extent the issuer has made certain information available to investors in a format, media or other means not able to be reflected in text or portable document format, a description of such material is provided as follows:

Our promotional video is a compilation of the work from our creative team and consultants. These are scenes from a combination of graphic novel images, short films, feature films, and proof of concept animation from the HNF Team and our affiliates.   We have letters of intent from all the filmmakers and illustrators. Our goal is to demonstrate the ability and talent of the filmmakers we have standing agreements with as well as the Have Not Films team.

REPORTING OBLIGATIONS

End of Reporting Requirement

The issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). The issuer must continue to comply with the ongoing reporting requirements until one of the following conditions is met:

the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed 10,000,000;

the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves its business in accordance with state law.

Location of Annual Report

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:

http://www.havenotfilms.com This will remain the location for future annual reports by the issuer unless an investor is notified otherwise.

EXHIBIT A: BUSINESS PLAN

Your business plan *
enclosed

EXHIBIT B: FINANCIAL STATEMENTS for most recent fiscal year

enclosed

EXHIBIT B: FINANCIAL STATEMENTS for prior fiscal year

N/A

EXHIBIT C: BIOGRAPHIES

Employment information from previous employers over the last three years for each of the Company's officers is as follows:

Erik Bernard

Employer	Principal Business	Responsibilities	Start Date	End Date
U.S. Army Officer		Support the National Security Strategy	2003-03-01	

Denise Bernard

Employer	Principal Business	Responsibilities	Start Date	End Date
U.S. Army Logistical Officer		Provide solutions that enable the movement of personnel and sustainment	2009-02-01	

Jerry Mitchell

Employer	Principal Business	Responsibilities	Start Date	End Date
Shimmer Concepts Media	Graphic Illustrator/Designer	Manage graphic Illustration company	2004-02-01	2012-06-01
NBC	TV Distribution	Graphic Designer	2016-11-01	

Employment information from previous employers over the last three years for each of the Company's directors is as follows:

Erik Bernard

Employer	Principal Business	Responsibilities	Start Date	End Date
U.S. Army Officer		Support the National Security Strategy	2003-03-01	

John Hoernschemeyer

Employer	Principal Business	Responsibilities	Start Date	End Date
Freelance Producer	Film and Entertainment Industry	Writer/Producer	2013-01-01	2016-06-01

Wayne Robinson

Employer	Principal Business	Responsibilities	Start Date	End Date
Shimmer Concepts Media	Graphic Design and Illustration	Founder and Manager	2002-01-01	2014-12-01

Courtney LeMarco

Employer	Principal Business	Responsibilities	Start Date	End Date
The LeMarco Group	Marketing, Advertising, and Media/Entertainment	CEO	2011-01-01	